As Filed with the Securities and Exchange Commission on January 17, 2003
                                       Registration Statement No. 333-72332
=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM S-2/A
                                 AMENDMENT NO. 3


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933

                     BION ENVIRONMENTAL TECHNOLOGIES, INC.
                  (Exact Name of Registrant in its Charter)

            Colorado                                84-1176672
(State or other jurisdiction           (I.R.S. Employer Identification No.)
 of incorporation or organization)

                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
                  (Address and telephone number of principal
              executive offices and principal place of business)

                   David J. Mitchell, Chairman of the Board
                     Bion Environmental Technologies, Inc.
                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
           (Name, address and telephone number of agent for service)

          Copies to:  Stanley F. Freedman, Esq.
                      Krys Boyle, P.C.
                      600 Seventeenth Street, Suite 2700 South
                      Denver, Colorado  80202-5427
                      (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a)of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                        CALCULATION OF REGISTRATION FEE
=============================================================================
                                       Proposed     Proposed
                                       Maximum      Maximum
Title of Each Class                    Offering     Aggregate     Amount of
of Securities to be    Amount to be    Price Per    Offering     Registration
    Registered         Registered      Share        Price            Fee
_____________________________________________________________________________

Common Stock,            879,299        $4.07    $3,578,746.93   $329.24(3)
no par value (1)                        (2)           (2)

Class O Warrants(1)      100,000        $ --     $     --        $  --  (4)

=============================================================================

(1)  To be offered by Selling Shareholders

(2) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) based on the average closing bid and ask prices of our Common Stock on the OTC Bulletin Board on August 8, 2002 which was $4.07 per share.

(3) $2,602.58 was paid with the initial filing of this registration statement.

(4) Pursuant to Rule 457(g) no registration fee is required for the Class O Warrants since the shares of Common Stock underlying such warrants are being registered.


















PROSPECTUS                  SUBJECT TO COMPLETION DATED JANUARY 17, 2003

____________________________________________________________________________

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.

                         879,299 Shares of Common Stock
                            100,000 Class O Warrants


     The securities offered by this prospectus are being offered for resale by the selling shareholders. A portion of the shares to be offered for resale may be issued to the holders upon the exercise of warrants they hold. These persons may be deemed to be "underwriters" within the meaning of the Securities Act.


     Our Common Stock is quoted on the OTC Bulletin Board under the symbol "BNET." On January 16, 2003, the reported closing price for our Common Stock was $3.10.

                          ____________________________

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

     We anticipate that sales may be effected from time to time, by or for the accounts of the selling shareholders in the over-the-counter market, in negotiated transactions or otherwise. Sales, if any, will be made through broker-dealers acting as agent for the selling shareholders or to broker-dealers who may purchase the Common Stock as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions or otherwise. Sales, if any, will be made at market prices prevailing at the times of the sales or at negotiated prices. See "Plan of Distribution" beginning on page 16.



             The date of this Prospectus is __________, 2003

                              TABLE OF CONTENTS




                                                              PAGE

PROSPECTUS SUMMARY .........................................    3

RISK FACTORS ...............................................    5

AVAILABLE INFORMATION ......................................   11

COMPANY INFORMATION ........................................   11

USE OF PROCEEDS ............................................   12

RECENT MATERIAL CHANGES IN OUR BUSINESS  ...................   12

SELLING SHAREHOLDERS .......................................   13

PLAN OF DISTRIBUTION .......................................   16

DESCRIPTION OF COMMON STOCK ................................   17

DESCRIPTION OF THE CLASS O WARRANTS ........................   18

EXPERTS ....................................................   18

LEGAL MATTERS ..............................................   18

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF
 OFFICERS AND DIRECTORS ......... ..........................   19

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............   20

INDEX TO FINANCIAL STATEMENTS ..............................   F-1




















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
                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference in this Prospectus. The Prospectus should be read in its entirety, as this summary does not contain all the facts necessary to make an investment decision.

The Company
-----------

     Bion Environmental Technologies, Inc. ("Bion," "we," "us" or "our") provides waste management solutions to the agricultural industry, focusing on livestock waste from confined animal feeding operations ("CAFOs"), such as large dairy and hog farms. We are currently engaged in two main areas of activity:

     * waste stream remediation and reduction of atmospheric emissions, and

     * organic soil and fertilizer production.

     Our waste remediation and reduction of atmospheric emissions, service business provides CAFOs (primarily in the swine and dairy industries) with treatment for the animal waste outputs. In this regard, we microbiologically treat their entire waste stream reducing air emissions and nutrient discharges, while creating value-added organic soil and fertilizer products. Bion's soil and fertilizer products are being used for a variety of topdressing applications including school athletic fields, golf courses and home and garden applications.


     On July 8, 2002, we effected a one for ten reverse split of the outstanding shares of our Common Stock. All share amounts in this prospectus give effect to the reverse split.

     Our principal offices are located at 18 East 50th Street, 10th Floor, New York, New York 10022, and our phone number is (212) 758-6622.

The Offering
------------

Securities Offered:   Included in the shares being offered hereby are 528,705
                      shares held by selling shareholders and 350,594 shares that may be issued to the selling shareholders upon the exercise of warrants they currently hold.
                      Also included are 100,000 Class O Warrants to be offered by OAM S.p.A. It is currently unknown how many of the selling shareholders will exercise their warrants to purchase shares of our Common Stock.
                      We also do not know whether any selling shareholders will sell any of their shares into the market.



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
Offering Price:       The shares being offered by the selling shareholders who
                      decide to resell their shares into the marketplace from time to time, will be sold at the then current market price.

Common Stock to be    5,655,115 shares.  The number of shares outstanding
 Outstanding after    after the offering assumes that the selling shareholders
 Offering             exercise all of their warrants to purchase shares of
                      our Common Stock. Prior to this offering, as of December 31, 2002, we had 5,304,521 shares issued and outstanding.


Dividend Policy       We do not anticipate paying dividends on our Common
                      Stock in the foreseeable future.

Use of Proceeds       The shares offered by this prospectus may be sold
                      by selling shareholders and we will not receive any proceeds of the offering. However, we will receive proceeds from any exercise of the warrants.

Risk Factors          This offering involves a high degree of risk, elements
                      of which include:

                       - We Have a Very Limited Operating History
                       - We Have Incurred Substantial Losses and May Never
                           Achieve Profitability
                       - We May Need Additional Working Capital; The Report
                           of our Accountants Contains a "Going Concern" Qualification
                       - Our Ability to Obtain Additional Funds May be
                           Limited by Some of Our Existing Contracts
                       - Our Future Operations Will Depend on the Efforts
                           of our Management Team and our Business
                           Will Suffer if We Lose the Services of Any
                           Key Employees
                       - Our Management Beneficially Owns a Substantial
                           Amount of our Stock and Can Control the Election of All of our Directors
                       - Our Management has the Right to Receive Signifi-
                           cantly More of Our Stock in the Future, Which
                           May Hurt the Market Price
                       - The Development of our Technology Has Been Limited
                           to a Few Markets; We May Not Attract Enough
                           Customers to be Successful
                       - We Face Intense Competition Which Could Adversely
                           Affect our Financial Performance
                       - Our Products Could Become Obsolete; We May Not be
                           Able to Keep Up with Changes in Technology
                       - Our Patent and Trade Secret Protection Efforts May
                           Not be Adequate to Protect our Technology
                       - Our Business is Affected by Government Regulations
                           Which Change
                       - We Face Risks of Litigation Resulting from Improper
                           Operation of our Systems

                       - Resales of Outstanding Restricted Shares Could Hurt
                           the Market Price of our Stock
                       - The Market for our Shares is Very Limited and May
                            Not be Maintained Which Could Make it
                            Difficult to Resell Shares
                       - Our Results of Operations May be Affected by Non-
                           cash Charges
                       - Exercise of Warrants Will Reduce the Ownership
                           Percentage of Existing Shareholders

                                RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information in this Prospectus, the following:

     The securities being offered hereby are speculative in nature and involve a high degree of risk. Following is a summary discussion of the risk factors applicable to an investment in the securities. Prospective investors should thoroughly consider all of the risk factors discussed below and should understand that there is substantial risk they will lose all or part of their investment. No person should consider investing who cannot afford to lose his entire investment or who is in any way dependent upon the funds that he is investing.

     1.  WE HAVE A VERY LIMITED OPERATING HISTORY.

     We have developed an innovative new wastewater treatment process that still remains unproven in the marketplace. For the first several years of our existence we stayed in the development stage while we were initially trying to develop our wastewater treatment system to a point where it could be sold into the agricultural market. We then marketed and sold some of our systems to farmers for a short time and were able to generate some limited revenues, but never at a level that was sufficient to pay our operating expenses. After we received outside funding in late 1999, we decided to make several significant improvements to our systems so that they would work better. In connection with that decision, we essentially stopped our commercial operations to focus on research and development activities associated with the development of our second generation system. The second generation system now appears to be completed and we are again attempting to commence marketing and selling efforts. One problem we have encountered with our innovative new process is that it is difficult for us to know when it is sufficiently developed because it is unique in its operation and can be refined continuously. Another problem we have encountered, which we believe is typical for many new enterprises, is that it is difficult to move from the product development stage to the stage of conducting successful commercial operations. Even today we face intense competition from existing and more established companies in the wastewater, waste management, environmental control and soils products businesses as we attempt to enter the market to sell our second generation systems. Investors are cautioned that we have never achieved successful commercial operations or significant revenues, both of which will be necessary in order for our stock to increase in value.

     2.  WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NEVER ACHIEVE
PROFITABILITY.

     From inception to date, neither we nor our subsidiaries have ever sustained any profitable operations. During the year ended June 30, 2002 we had a net loss of $16,792,144 and through September 30, 2002 we had total losses from our inception of $57,021,372 Although we expect to eventually generate sufficient revenues from sales of our systems and the related BionSoil(R) to pay our future operating expenses, there can be no assurance that profitable operations will ever be achieved or sustained. We are still dependent upon infusions of capital from investors and proceeds from loans to enable us to continue in business. There is no assurance that these sources of financing will continue to be available. Any failure on our part to do so will have a material adverse impact on us and may cause us to cease operations. In the event we are unable to achieve sustained profitable operations in the future, it is likely that any investment in our Common Stock will ultimately be lost.

     3. WE MAY NEED ADDITIONAL WORKING CAPITAL; THE REPORT OF OUR ACCOUNTANTS CONTAINS A "GOING CONCERN" QUALIFICATION.

     We have incurred losses from our inception totaling $57,021,372 at September 30, 2002, and we have thus far failed to generate adequate working capital from operations. As of September 30, 2002, we had working capital of $627,273. We believe that we have sufficient working capital to continue our operations through the end of the calendar year 2002. However, we expect that we will need to obtain additional working capital for future operations. Our auditors have included an explanatory paragraph in their report, noting that there is substantial doubt as to our ability to continue as a going concern. Our audited financial statements for the fiscal year ended June 30, 2002 have been prepared assuming that we will continue as a going concern. Our continued losses without additional equity capital raise substantial doubt about our ability to continue in business. We are currently engaged in seeking additional capital to fund operations. We cannot assure you that we will be able to locate such financing on acceptable terms or that such financing would be sufficient for us to continue as a going concern.

     4. OUR ABILITY TO OBTAIN ADDITIONAL FUNDS MAY BE LIMITED BY SOME OF OUR EXISTING AGREEMENTS.

     At the time we acquired control of Centerpoint Corporation, we issued 1,900,000 shares of our Common Stock to Centerpoint and 100,000 shares to Centerpoint's former parent, OAM, S.p.A. at a value of $7.50 per share. Under the terms of the related agreements, until such time as we receive cumulative equity investments from third parties unaffiliated with either Centerpoint or OAM equal to at least $5 million, we will be required to issue additional shares to Centerpoint and OAM at no additional cost if we sell or transfer any of our equity securities or securities convertible into or exchangeable for equity securities, at a price which reflects or implies a price per share of our Common Stock less than $7.50 per share, or if we amend, modify, or waive any terms of any outstanding security to that security implies or reflects that price. We also have outstanding warrants that contain similar anti-dilution provisions using the $7.50 per share level. Our stock price is currently substantially below $7.50 per share. The existence of these contractual provisions was a significant factor in deterring us from completing one financing because we did not want to suffer the dilution that would result, and they may deter us from completing additional financings in the future.

     5. OUR FUTURE OPERATIONS WILL DEPEND ON THE EFFORTS OF OUR MANAGEMENT TEAM AND OUR BUSINESS WILL SUFFER IF WE LOSE THE SERVICES OF ANY KEY EMPLOYEES.

     We are completely dependent upon the efforts and abilities of our team of officers and directors to manage our business. We do not currently carry any "key man" life insurance coverage on any of our employees. Although none of our officers or directors has experience in the management of any profitable entity that has engaged in our area of business, the loss of the services of any of these persons could have a material adverse impact on our business, results of operations and financial condition. We have lost several members of our management team in the past year, including Jon Northrop, an officer and director, Mark Smith, an officer and director, Bart Chilton, an officer, and Joseph Wright, a director. However, Messrs. Northrop and Smith still assist Bion on an advisory basis. We do not believe that the loss of these persons has had a significant effect on our operations.

     6. OUR MANAGEMENT BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR STOCK AND CAN CONTROL OUR COMPANY, INCLUDING THE ELECTION OF OUR DIRECTORS.

     Present management beneficially controls in excess of 33% of our outstanding Common Stock and may be able to control the election of our directors and control our affairs and operations. Such control by management could result in management taking actions that are in the best interests of management and not of all of the shareholders. Mark A. Smith and several other principal shareholders are parties to a shareholders' agreement which, among other things, allows D2 to designate three board members and, with our consent, nominate a fourth. Our Articles of Incorporation do not provide for cumulative voting. Mark Smith and certain entities related to him which own shares of our Common Stock (the "Smith Shares") have entered into a voting agreement that gives David Mitchell, our Chairman, President and CEO, the power to vote all of the Smith Shares as to most matters. D2 is currently deemed to be the beneficial owner of 1,908,603 shares as a result of its direct and indirect ownership of shares and its right to make voting decisions.

     7. OUR MANAGEMENT HAS THE RIGHT TO RECEIVE SIGNIFICANTLY MORE OF OUR STOCK IN THE FUTURE, WHICH MAY HURT THE MARKET PRICE.

     On December 23, 1999, we entered into a management agreement with D2 pursuant to which D2 provides us with specific management and consulting services and David J. Mitchell has been appointed to serve as our Chief Executive Officer, Chairman of our Executive Committee and as one of our Directors. Effective December 1, 2000, the Company amended the D2 management agreement by, among other things, agreeing to pay an annual base compensation of $500,000 in calendar year 2001, $600,000 in calendar year 2002, and $750,000 in calendar year 2003, which will be paid in either shares of our common stock or, during the "Adjustment Period" noted in the Centerpoint and OAM Agreements, as convertible notes on a quarterly basis. In addition, as a result of the transactions involving Centerpoint Corporation, in accordance with the terms of an existing agreement with D2CO, LLC, Southview, Inc. and

Atlantic Partners, LLC, all of which are affiliates of David Mitchell, our President and CEO, we amended the SV1 and SV2 Warrants held by D2 so that warrants now provide for the purchase, in the aggregate, of 1,037,343 shares of our common stock at a purchase price of $7.50. D2 also holds J Warrants to purchase an additional 3,000 shares at $7.50 per share. The magnitude of the possible issuances of Common Stock to D2 could be adversely perceived by investors because of the potential resale of such shares in the future and could hurt the market price of our shares.

     8. THE DEVELOPMENT OF OUR TECHNOLOGY HAS BEEN LIMITED TO A FEW MARKETS; WE MAY NOT ATTRACT ENOUGH CUSTOMERS TO BE SUCCESSFUL.

     Our wastewater treatment systems to date have been developed and marketed to certain agricultural and food processing applications and have not yet been expanded into other markets. We have not yet completed the development of all of the wastewater treatment system applications that will be necessary to address targeted market applications and geographic areas and we anticipate a continuing need for the development of additional applications. During the fiscal year ended June 30, 2001, we invested substantially in developing our second generation system. This upgraded system is designed to operate using significantly lower water volume and less energy. Although management believes that our existing technology is sufficient to support development of additional commercial applications, no assurance can be given that new applications can be developed or that existing and/or new applications will achieve commercially viable sales levels. We have not conducted formal market studies with respect to our technology and services. We anticipate that the achievement of any significant degree of market acceptance for our wastewater treatment systems and products will require substantial marketing efforts and the expenditure of significant amounts of funds to inform potential customers of the distinctive characteristics and benefits of such products. We cannot give any assurances that our targeted customers will accept our proposed products. We also cannot give any assurance that we will ever realize substantial revenues from the sale of our products.

     9. WE FACE INTENSE COMPETITION WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     Although we believe that our systems offer many significant advantages over other competing technologies/systems, competition in the biological wastewater treatment industry is intense. We are in direct competition with local, regional and national engineering and environmental consulting firms and soils products companies. Some of our competitors may be capable of developing soils products or waste and wastewater treatment systems similar to ours or based on other competitive technologies. Many of our competitors are well-established and have greater financial and other resources than we do.

     10. OUR PRODUCTS COULD BECOME OBSOLETE; WE MAY NOT BE ABLE TO KEEP UP WITH CHANGES IN TECHNOLOGY.

     Our business is susceptible to changing technology. Although we intend to continue to develop and improve our treatment systems, there is no assurance that funds for such expenditures will be available or that our competitors will not develop similar or superior capabilities.

     11. OUR PATENT AND TRADE SECRET PROTECTION EFFORTS MAY NOT BE ADEQUATE TO PROTECT OUR TECHNOLOGY.

     We have limited patent protection on our soils products and also on certain aspects of our wastewater treatment systems technology. We also possess certain proprietary processes. We intend to obtain additional patents or other appropriate protection for our technology. Additionally, we use nondisclosure contract provisions and license arrangements which prohibit the disclosure of our proprietary processes. However, there can be no assurance that we can effectively protect against unauthorized duplication or the introduction of substantially similar products. Our ability to compete with other companies is materially dependent upon the proprietary nature of our patents and technologies. We cannot give assurances that we will be able to obtain any additional key patents or other protection for our technology. In addition, if any of our key patents or proprietary rights were invalidated, there could be an adverse effect on our business, results of operations and financial condition.

     12.  OUR BUSINESS IS AFFECTED BY GOVERNMENT REGULATIONS WHICH CHANGE.

     We are a provider of systems and services that result in the reduction of pollution and, therefore, we are not under direct enforcement or regulatory pressure. We are involved, however, in waste and wastewater treatment and are impacted by environmental regulations in at least three different ways: (1) our marketing and sales success depends, to a substantial degree, on the pollution clean-up requirements of various governmental agencies, from the Environmental Protection Agency at the federal level to state and local agencies; (2)our system design and performance criteria must be responsive to the changes in federal, state and local environmental agencies' effluent standards and other requirements; and (3) our system installations and operations require governmental permits or approvals in many jurisdictions.

     We are also a manufacturer and provider of BionSoil(R) products such as potting soils, soil amendments and fertilizers. Some state and federal regulatory agencies have standards these products must meet to be sold as soil amendment or fertilizer products in various markets. The production and sales of our BionSoil(R) products currently meet relevant federal and state requirements. These regulations can change which creates a level of unpredictability. We are continually reviewing current regulations and potential changes that may affect our business and are making necessary compliance efforts in all jurisdictions in which we do business. We believe that Bion is currently in compliance with all applicable federal, state and local regulations.

     We are in the business of helping our customers solve problems associated with their discharge of wastewater into the environment, and most of our systems and services are subject to federal, state and local government regulation, and many are subject to extensive testing procedures. The effects of rulings of regulatory bodies could delay our marketing efforts for a long time and ultimately could prevent the completion of projects. The regulations pertaining to the environment which may impact our systems are continually changing. While we believe that such regulatory changes are favorable to our business since such regulations may require the use of our systems, there can be no assurance that, in the future, such regulations will not cause us


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
additional economic expense or be a materially adverse effect on our business, results of operations and financial condition.

     13. WE FACE RISKS OF LITIGATION RESULTING FROM IMPROPER OPERATION OF OUR SYSTEMS.

     In order for our waste and waste water treatment systems to function properly, the systems must be operated in accordance with our specifications. In the event that our systems are not operated properly and environmental violations or other problems occur as a result, it is possible that we could be named as a defendant in litigation brought by governmental agencies and/or individuals. Such litigation could seek, among other things, damages, equitable remedies, punitive damages and penalties. In fact, we were named as a defendant, along with the owners of one of our first generation systems, in just such an action filed by the Attorney General of the State of Illinois alleging environmental violations associated with the operation of a hog farm. While we were able to settle that litigation for approximately $9,000, there can be no assurance that similar litigation will not occur in the future. Litigation of this nature could damage our reputation. In addition, in July 2002 Thomas Keith Barefoot filed a lawsuit against us seeking damages and other relief for breach of contract and other claims related to the operation of a first generation NMS system on his farm.

     14. RESALES OF OUTSTANDING RESTRICTED SHARES COULD HURT THE MARKET PRICE OF OUR STOCK.

     A significant number of our outstanding shares are "restricted securities" which may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Generally, Rule 144 provides that a person holding "restricted securities" for a period of at least one year may sell every three months, in brokerage transactions, an amount equal to the greater of one percent of our outstanding shares of Common Stock or the average weekly reported volume of trading for the securities. There is no limitation on the amount of "restricted securities" which may be sold by a person who has been the beneficial owner of such restricted securities for more than two years, and has not been an "affiliate" for at least 90 days prior to the date of such sales. Investors should be aware that such sales under Rule 144 may, in the future, cause the price of our Common Stock to drop, and the potential of such sales is expected to have a depressive effect on the market for our Common Stock.

     15. THE MARKET FOR OUR SHARES IS VERY LIMITED AND MAY NOT BE MAINTAINED WHICH COULD MAKE IT DIFFICULT TO RESELL SHARES.

     Investors should be aware that our Common Stock is quoted on the OTC Bulletin Board and the Philadelphia Stock Exchange, that there is currently only an extremely limited and "thin" trading market in our Common Stock, and there is no assurance that it will continue or that any active trading will occur. Holders of our shares may find it difficult to resell their shares if they desire to do so.

     16.  OUR RESULTS OF OPERATIONS MAY BE AFFECTED BY NON-CASH CHARGES.

     During the years ended June 30, 2002 and 2001 we recorded $13,272,830 and $10,659,214 in non-cash charges, respectively. We may also incur such charges in the future. These charges are related to transactions in which stock options or warrants are used, and are likely to be incurred on a one-time or

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
sporadic basis. Results of operations could be materially adversely affected by these non-cash charges.


     17. EXERCISE OF WARRANTS AND OPTIONS WILL REDUCE THE OWNERSHIP PERCENTAGE OF EXISTING SHAREHOLDERS.

     The exercise of outstanding warrants will result in a significant reduction in the respective percentage interests of Bion and voting power held by the shareholders, other than those participating in the exercise. As of December 31, 2002, we had outstanding warrants and options to purchase 1,393,393 and 199,027 shares of our Common Stock, respectively. We expect to issue additional shares of our Common Stock, warrants and options in connection with future financings and compensation grants.

                            AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     We have filed with the Commission a Registration Statement on Form S-2 of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this Prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                              COMPANY INFORMATION

     This Prospectus is accompanied by copies of our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2002, and our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, as amended. These reports are incorporated by reference into this Prospectus in its entirety.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Common Stock being registered hereunder for sale by the selling shareholders. However, some of the shares being registered may be issued to selling shareholders pursuant to the terms of currently outstanding warrants. If any of these warrants are exercised, we could receive proceeds of up to $2,804,907. Because we do not know when or how many of the warrants will be exercised, we are not able to determine how we would specifically use any proceeds. Any proceeds received pursuant to the exercise of these warrants would be used for valid business purposes.

                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since June 30, 2002, that have not been reported in our reports on Form 10-QSB, except as set forth below:


Joint Venture

     In July 2002, we entered into a non-binding agreement to form a joint venture with Dr. Michael J. McCloskey and Timothy C. den Dulk with our subsidiary, Dairy Parks, LLC, to develop, own and operate a number of large dairy facilities. We anticipate that two to four complexes, ranging in size from 10,000 to 50,000 animals, will be developed by the joint venture over the next three years. The complexes will be turnkey, state-of-the-art facilities and will be made available to dairy producers under terms of a 10-year, triple-net lease. We will provide the technology for waste management, secure financing for the facilities, develop the financial lease terms and provide independent management. The primary responsibilities of the McCloskey/den Dulk partnership will be site selection and development, negotiation of lease terms, recruitment of tenants, and management of the facilities.

Employment of Chief Financial Officer.

     Effective July 29, 2002, Lawrence R. Danziger became our Chief Financial Officer. Mr. Danziger served as Corporate Controller of Internet Commerce Corporation, a publicly-held company, from April 1999 to July 2002. Prior to joining Internet Commerce Corporation, Mr. Danziger was Supervisor at the accounting firm of Richard A. Eisner & Company L.L.P. Mr. Danziger received a Bachelor of Science degree in Accounting from the Univerity of Albany, State University of New York. Mr. Danziger is also a Certified Public Accountant.

Philadelphia Stock Exchange

     On August 21, 2002, our common stock became listed on the Philadelphia Stock Exchange.

California State University-Fresno

     In December 2002, we announced that we will work with California State University-Fresno to design, construct and operate a dairy waste treatment system at the University's dairy. Construction is expected to begin during the first calendar quarter of 2003. The project is intended to provide a means to assess and document the NMS waste treatment process for nutrient removal and air emission performance, as well as providing the University with a waste management system for its dairy.

DeVries Dairy

     In January 2003, we announced that we had entered into a letter of intent to install and operate a second generation NMS system at the DeVries Dairy, near Stephenville, Texas. The dairy has an existing herd of 1,200 animals. The installation is expected to be completed during the first half of 2003.

Employment of President and Chief Operating Officer

     On January 13, 2003, we announced that our Board of Directors had elected Salvatore J. Zizza as the Company's President and Chief Operating Officer.
Mr. Zizza has been a Director of the Company since December 1999. Mr. Zizza's duties will include overall management of system construction, as well as identifying and negotiating with potential strategic partners.


                             SELLING SHAREHOLDERS

     Included in the securities being offered hereby are 879,299 shares being offered for resale by the selling shareholders. Of those shares, 710,498 shares are currently held by the selling shareholders. Up to 350,594 shares are issuable upon exercise of warrants held by investors. The shares are being offered for the account of the selling shareholders as set forth in the table below.

     The following table sets forth information concerning the selling shareholders, including:

     *  the number of shares currently held;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder;

     *  the number of shares held after the offering; and

     * the percentage of the common stock outstanding held after the offering.

Bion has no knowledge of the intentions of any selling shareholder to actually sell any of the shares listed under the column "Shares Offered." There are no material relationships between any of the selling security holders and Bion other than those disclosed below:


                          Number       Shares                                       Percent of
                          Shares       Issuable                  Number of          Common Stock
                          Currently    on Exercise   Shares      Shares held        Held After
Selling Shareholder       Held         of Warrants   Offered     After Offering     the Offering
-------------------       -----------  -----------  ----------   --------------     ------------
2001 Bridge
Warrantholders (1):

  Altbach, Ronald               1,415         293       1,708            0               *
  Berkley Insurance Co.       141,297      30,000     171,297            0               *
  Bistate Oil                  35,370       7,388      42,758            0               *
  Schuschny, Bruno              1,414         293       1,707            0               *
  Codignotto, Donald            3,486         743       4,229            0               *
  Cohen, Stanley                5,659       1,185       6,844            0               *
  Fingerhut, Barry             35,864       7,500      43,364            0               *
  Gottlieb, Steve              10,444       2,220      12,664            0               *
  Gould, Andrew (A)             1,114         237       1,351            0               *
  International Jumpers,
    Ltd.                        7,060       1,478       8,538            0               *
  Kirshenbaum, Richard          3,547         750       4,297            0               *
  Leiterdorf, Jonathan         28,253       5,910      34,163            0               *
  Mitchell, Jan                29,907       5,910      35,817            0               *
  Orphanos, Anthony            28,662       6,000      34,662            0               *
  Zizza, Salvatore (B)         21,846       2,955      16,930        7,871               *
  Wright, Joseph               13,975       2,955      16,930            0               *

J1 Warrantholders (2)

  Arab Commerce Bank, LTD      50,330       3,000       3,000       50,330               *

J1-A Warrantholders (3)

  Balmore, S.A.                31,482       6,000       6,000       31,482               *
  Schaan, Austost Austalt      31,423       6,000       6,000       31,423               *
  RG Capital Fund, LLC         39,599       7,500       7,500       39,599               *
  Posner, Steven               15,805       3,000       3,000       15,805               *
  Ablamsky, Linda              15,741       3,000       3,000       15,741               *
  Basilice, Joseph P.           5,520       1,050       1,050        5,520               *
  Battaglia, John L.            3,943         750         750        3,943               *
  Berman, Richard J.            3,928         750         750        3,928               *
  Bjorge, Victor and
    Clark, Karen                3,936         750         750        3,936               *
  Blitz, Harvey                 7,903       1,500       1,500        7,903               *
  Brosnan, Patrick J.           3,960         750         750        3,960               *
  Burzotta, James               3,936         750         750        3,936               *
  Casadonte, Donald A.          3,943         750         750        3,943               *
  Casadonte, Renee S.           3,936         750         750        3,936               *
  Casadonte, Virginia P.       15,741       3,000       3,000       15,741               *
  Donnalley, Geralyn E.         3,943         750         750        3,943               *
  Dosch, Michael Keith          3,943         750         750        3,943               *
  Fleming, Kerry M.           158,393      30,000      30,000      158,393              3.0%
  Foglia, Joseph A.             3,943         750         750        3,943               *
  Frisa, Jean A.               39,599       7,500       7,500       39,599               *
  Fusco, Joseph                 3,943         750         750        3,943               *
  Fusco, Robert                 3,943         750         750        3,943               *


                                    14

  Growth Ventures, Inc.
    Pension Plan & Trust       11,828       2,250       2,250       11,828               *
  Investor Resource
    Services, Inc.              7,885       1,500       1,500        7,885               *
  JR Squared, LLC              23,655       4,500       4,500       23,655               *
  Cogdinatto, Donald            1,972         375         375        1,972               *
  Kirsch, Jodi                 50,885       9,750       9,750       50,885               *
  Lane, John D.                 7,885       1,500       1,500        7,885               *
  Lohmann, Robert B.            1,572         300         300        1,572               *
  Nixon, J. Michael             7,871       1,500       1,500        7,871               *
  Orphanos, Anthony G          15,805       3,000       3,000       15,805               *
  Ponte, Vincent J.             7,885       1,500       1,500        7,885               *
  Reiter, Michael M. and
    Loreane M.                  3,943         750         750        3,943               *
  Santomauro, Angelo            3,928         750         750        3,928               *
  Scibelli, James              21,772       4,125       4,125       21,772               *
  Smith, Harry M.               3,936         750         750        3,936               *
  Smith, James                  3,936         750         750        3,936               *
  Spartz, James G.              3,936         750         750        3,936               *
  TCMP Capital, LLC            15,770       3,000       3,000       15,770               *
  Weiss, Kenneth                3,960         750         750        3,960               *
  Zizza, Salvatore J. (B)      21,846       1,500       1,500        7,871               *

J1-AA Warrantholders (4)
  Morgan, Taylor &
   Associates, Inc.                 0      11,250      11,250            0               *
  RG Capital Fund, LLC         39,599       2,025       2,025       39,599               *
  Salomon Grey Financial, Inc.      0         225         225            0               *
  Lane, John                        0         810         810            0               *
  Vaccaro, John A.                  0          90          90            0               *
  Slavney, David                    0       2,025       2,025            0               *
  Posner, Steven               15,805       1,170       1,170       15,805               *

J2 Warrantholders (5)

  Rodgers, David                    0       1,500       1,500            0               *
  Slavney, David                    0       5,000       5,000            0               *

J1-D Warrantholders (6)

  Slavney, David                    0       3,548       3,548            0               *
  Scibelli, James              21,772       1,774       1,774            0               *
  Scibelli, Robert                  0       1,774       1,774            0               *
  Posner, Steve                15,805       2,050       2,050       15,805               *
  Grey, Salamon                     0         395         395            0               *
  Vaccaro, John                     0         158         158            0               *
  Lane, John                        0       1,420       1,420            0               *
  DePalma, Carmine                  0      14,121      14,121            0               *
  Sound Holdings, LLC               0       4,802       4,802            0               *
  McAuliffe, John                   0         395         395            0               *
  Cella, Steve                      0         395         395            0               *

O Warrantholder (7)

  O.A.M., S.p.A.              100,000     100,000     200,000            0               *

Other selling shareholder:

  Northrop, Jere (C)          141,297(8)        0      67,263       74,031              1.4%
                                        ---------     -------
           Total                          350,594     879,299


                                    15

-------------------------
* Represents less than 1%.

(1)  The 2001 Bridge warrants may be exercised to purchase shares of Common Stock at $6.00 per share through December 31, 2005.

(2)  J1 warrants may be exercised to purchase shares of common stock at $20.00 per share through
     December 31, 2004.

(3)  J1-A warrants may be exercised to purchase shares of common stock at $6.00 per share through
     December 31, 2004.

(4)  J1-AA warrants may be exercised to purchase shares of common stock at $7.50 per share through
     December 31, 2004.

(5)  J2 warrants may be exercised to purchase shares of common stock at $15.00 per share through
     December 31, 2004.

(6)  J1-D warrants may be exercised to purchase shares of common stock at $15.00 per share through December 31, 2004.

(7)  O warrants may be exercised to purchase shares of common stock at $9.00 per share through
     January 10, 2007.

(8)  Includes 75,396 shares held by Jere Northrop and 65,901 shares held by his wife.
------------------
(A)  Andrew Gould is a Director of Bion.
(B)  Salvatore J. Zizza is Secretary and a Director of Bion.
(C)  Jere Northrop is a Director of Bion.

     The following sets forth information with respect to OAM S.p.A. concerning the Class O Warrants and the shares of common stock issuable upon exercise of Class O Warrants that are being offered by this prospectus:

                       Number of                        Percentage of
                       Class O          Total Shares    Common Stock
                       Warrants that    Beneficially    Outstanding
Selling Shareholder    May be Sold      Owned           After Offering
-------------------    -------------    ------------    --------------

OAM S.p.A.               100,000           200,000            *
-----------------
* Less than 1%

                             PLAN OF DISTRIBUTION

     The Common Stock registered hereunder may be sold from time to time by the selling shareholders. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. In connection with such sales the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act. At the time of their purchase of the securities, none of the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     The Common Stock may be sold by one or more of the following methods:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent for the selling shareholders; and (ii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Converting Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions from the Converting Holders in amounts to be negotiated by the holders immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

     The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue 100,000,000 shares of our no par value Common Stock, of which 5,304,521 shares were issued and outstanding as of December 26, 2002. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding Common Stock can elect all directors.

     We have reserved approximately 2,113,621 shares of our Common Stock for issuance under outstanding options, warrants, rights and convertible securities.

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, holders of Common Stock will share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on Common Stock will be declared or paid in the foreseeable future. Holders of Common Stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Penny Stock and NASD Sales Practices Rules

     Our Common Stock is currently defined as a "penny stock" under the Exchange Act and rules of the Securities and Exchange Commission. The Exchange Act and such penny stock rules generally impose additional sales practices and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a written suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain required disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, and the compensation to be received by the broker-dealer and certain associated persons, provide monthly account statements showing the market value of each penny stock held in a customer's account, and deliver certain standardized risk disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules affect the ability of broker-dealers to make a market in or trade our shares and may also affect the ability of purchasers of shares to resell those shares in the public market.

     In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must take reasonable efforts to obtain information about the customers' financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, and this has an adverse effect on the market for our shares.

                      DESCRIPTION OF THE CLASS O WARRANTS

     The Class O Warrants were issued to OAM S.p.A. in connection with the offering of the 7% Convertible Subordinated Notes. The Class O Warrants are exercisable to purchase up to 100,000 shares of common stock at an exercise price of $9.00 per share during the period ending on January 10, 2007.

     The Class O Warrants may be exercised upon surrender of the warrant certificate prior to the expiration date at the offices of Bion with the form of election to exercise completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of Bion) for the number of shares with respect to which such warrant is being exercised.

     The exercise price of the Class O Warrants and the number of shares to be obtained upon exercise of such warrants are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the common stock. In the even of a liquidation, dissolution or winding up of Bion, holders of the placement agent warrants, unless exercised, will not be entitled to participate in the assets of Bion. Holders of the Class O Warrants have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Warrants.

                                   EXPERTS

     The June 30, 2002 financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Centerpoint Corporation as of December 31, 2002, and for the periods then ended included in this prospectus have been audited by Arthur Andersen SpA, independent public accountants, as set forth in their report with respect thereto.

     After reasonable efforts, the Company has been unable to obtain Arthur Andersen SpA's written consent to the inclusion of their report in this prospectus. Under these circumstances, Rule 437a under the Securities Act permits a registration statement to be filed without a written consent from Arthur Andersen SpA. The absence of such consent may limit your recovery on certain claims. In particular, and without limitation, you will not be able to assert claims against Arthur Andersen SpA under Section 11 of the Securities Act for any untrue statement of material fact contained in Centerpoint Corporation's consolidated financial statements for the year ended December 31, 2001, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen SpA to satisfy any claims (including claims arising from Arthur Andersen's provision of auditing and other services to Centerpoint Corporation) may be limited as a practical matter due to recent events involving Arthur Andersen SpA.

                                LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for us by Krys Boyle, P.C., Denver, Colorado. Officers, directors and employees of this law firm own an aggregate of approximately 12,000 shares of our Common Stock.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                        SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the forgoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this Prospectus and to be a part hereof:

     1.  Annual Report on Form 10-KSB for the fiscal year ended June 30,
         2002.

     2. Amendment No. 1 to Annual Report on Form 10-KSB/A for the fiscal year ended June 30, 2002.

     3.  Quarterly Report on Form 10-QSB for the quarter ended
         September 30, 2002.

     4. Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 2002.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Bion Environmental Technologies, Inc., 18 East 50th Street, 10th Floor, New York, New York 10022, or (212) 758-6622.

                        INDEX TO FINANCIAL STATEMENTS


                                                                    Page

CENTERPOINT CORPORATION

Report of Independent Public Accountants  ......................... F-2

Consolidated Balance Sheets - December 31, 2001 and 2000........... F-3

Consolidated Statements of Operations - Years ended December 31,
2001, 2000 and 1999 ............................................... F-4

Consolidated Statements of Changes in the Shareholders'
Equity and Comprehensive Income/(Loss) - December 31,
2001, 2000 and 1999................................................ F-5

Consolidated Statements of Cash Flows - December 31, 2001, 2000
and 1999 .......................................................... F-6

Notes to Consolidated Financial Statements - December 31, 2001 .... F-8

Report of Independent Public Accountants

To the Shareholders and Board of Directors
Centerpoint Corporation:

We have audited the accompanying consolidated balance sheets of Centerpoint Corporation (a Delaware corporation, known as Moto Guzzi Corporation through September 19, 2000) (See Note 1) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001, expressed in Italian Lire. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centerpoint Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Unites States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 and 13, in January 2002, the Company consummated a transaction with Bion in exchange for essentially all of the Company's cash, receivables from related parties and 65% of rights on certain claims. Upon consummation of this transaction, Bion became the majority shareholder of the Company. Furthermore, the Company has incurred operating losses and relies on the financial support of its majority shareholder. Taking into consideration that Bion has incurred operating losses and has, in addition, an accumulated deficit and shortage of funds, there can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that such funds will be available from external sources. Consequently, this raises a substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Milan, Italy
May 29, 2002


Arthur Andersen SpA

This is a copy of the audit report provided by Arthur Andersen SpA. This audit report has not been reissued by Arthur Andersen SpA in connection with this Registration Statement on Form S-2. See "EXPERTS" for further discussion.

CENTERPOINT CORPORATION
(Moto Guzzi Corporation through September 19, 2000)
CONSOLIDATED BALANCE SHEETS
December 31, 2001

                                      Dec. 31        Dec. 31      Dec. 31
                                        2001          2001         2000
ASSETS                                US$'000        Lit. m        Lit. m
                                      ---------   ------------  ------------
Cash and cash equivalents             $   8,761   Lit.  19,046  Lit.   2,411
Short-term marketable securities
 held to maturity, at cost                    -              -        28,351
Prepaid expenses                             43             93           154
                                      ---------   ------------  ------------
TOTAL CURRENT ASSETS                      8,804         19,139        30,916
                                      ---------   ------------  ------------

TOTAL ASSETS                          $   8,804   Lit.  19,139  Lit.  30,916
                                      =========   ============  ============
LIABILITIES

Accounts payable                              8             17            91
Amounts due to related and affiliated
 parties                                     40             88           390
Accrued expenses and other payables         157            342           361
                                      ---------   ------------  ------------
TOTAL CURRENT LIABILITIES                   205            447           842
                                      ---------   ------------  ------------

SHAREHOLDERS' EQUITY                      8,599         18,692        30,074
 Common stock, par value $0.01 per
  share:
   Authorized 20,250,000 shares;
    5,999,089 (2000 - 5,999,089)
    shares outstanding                       50            108          108
   Additional paid-in capital            18,635         40,510       40,510
   Loan to TRG                           (4,316)        (9,383)          -
   Accumulated other comprehensive
   Income(Loss)                            (667)        (1,450)         242
   Accumulated deficit                   (5,103)       (11,093)     (10,786)
                                      ---------   ------------  ------------
LIABILITIES & SHAREHOLDERS'
 EQUITY                             $  8,804   Lit.  19,139  Lit.  30,916
                                      =========   ============  ============

See Notes to Consolidated Financial Statements

CENTERPOINT CORPORATION
(Moto Guzzi Corporation through September 19, 2000)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2000 and 1999

                                                Dec. 31        Dec. 31          Dec. 31           Dec. 31
                                                  2001          2001             2000              1999
                                                US $'000       Lire m.          Lire m.           Lire m.
                                               ----------   --------------   --------------   --------------
Interest income (including intercompany of Lit. 253)  383   Lit.       832   Lit.       497   Lit.         -
Selling, general and administrative expenses         (545)          (1,185)            (245)               -
Finance expense: shares issued to TRG                   -                -           (3,347)               -
Other income, net                                      21               46               11                -
                                               ----------   --------------   --------------   --------------
Loss from continuing operations                      (141)            (307)          (3,084)               -
Discontinued operations:
 Loss from disposed motorcycle operations
  (after tax of Lit. 514 and Lit. 88)                   -                -           (8,324)         (22,976)
Gain on disposal of motorcycle operations               -                -           57,018                -
                                               ----------   --------------   --------------   --------------
Net profit/(loss)                                    (141)            (307)          45,610          (22,976)
Preferred stock dividends                               -                -           (1,089)               -
                                               ----------   --------------   --------------   --------------
Profit/(loss) attributable to common
 shareholders                                  $     (141)  Lit.      (307)  Lit.    44,521   Lit.   (22,976)
                                               ==========   ==============   ==============   ==============

BASIC EARNINGS/(LOSS) PER SHARE:                  US $            Lire              Lire             Lire
                                               ----------   --------------   --------------   --------------
Continuing operations                          $    (0.02)  Lit.       (51)  Lit.      (720)  Lit.         -
Discontinued operations                        $        -   Lit.         -   Lit.     8,401   Lit.    (4,440)

DILUTED EARNINGS/(LOSS) PER SHARE:
  Continuing operations                        $    (0.02)  Lit.       (51)  Lit.       720   Lit.         -
  Discontinued operations                      $        -   Lit.         -   Lit.     8,401   Lit.    (4,440)

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING DURING THE PERIOD
   Basic                                        5,999,089        5,999,089        5,796,106        5,174,481
                                                =========        =========        =========        =========
   Diluted                                      5,999,089        5,999,089        5,796,106        5,226,852
                                                ---------        =========        =========        =========


See Notes to Consolidated Financial Statements

CENTERPOINT CORPORATION
(Moto Guzzi Corporation through September 19, 2000)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
   EQUITY/(DEFICIT) AND COMPREHENSIVE INCOME/(LOSS)
December 31, 2001, 2000 and 1999

                                                                                        Accumu-
                                                                                        lated
                                                                                        Other
                                                                              Addi-    Compre-                    Share-    Compre-
                             Class A            Class B                      tional    hensive           Accumu-  holders'  hensive
                          Common Stock    Preferred Stock  Preferred Stock   Paid-In    Income   Loan     lated   Equity    Income/
                        Shares    Amount  Shares  Amount   Shares   Amount   Capital    (Loss)  to TRG   Deficit  (Deficit) (Loss)
                       ---------  ------  ------  ------  --------  ------  ---------  -------  -------  -------  -------   -------
At December 31,
 1999 Lit.m            3,327,139      59       -       -         -       -     11,011      157        -  (32,331) (21,104)

Net loss                       -       -       -       -         -       -          -        -        -  (22,976) (22,976)  (22,976)
Translation adjustment         -       -       -       -         -       -          -      (24)       -        -      (24)      (24)
Recapitalization -
 parent company debt
 exchange                871,950      16       -       -         -       -     13,346        -        -        -   13,346         -
Issuance of shares in
 merger                1,296,000      23      94       -         -       -     14,563        -        -        -   14,563         -
Conversion of preferred
 stock                    94,000       2     (94)      -         -       -         (2)       -        -        -        -         -
Shares issuable for
 renewal of parent
 credit lines                  -       -       -       -         -       -      1,222        -        -        -    1,222         -
Less: relating to
 future finance expenses       -       -       -       -         -       -       (306)       -        -        -     (306)        -
                       ---------  ------  ------  ------  --------  ------  ---------  -------  -------  -------  -------   -------
At December 31,
1999            Lit.m  5,589,089     100       -       -         -       -     39,834      133        -  (55,307) (15,240)  (23,000)

Net profit                     -       -       -       -         -       -          -        -        -   44,521   44,521    44,521
Translation adjustment         -       -       -       -         -       -          -      109        -        -      109       109
Issuance of Series B
 Preferred Stock               -       -       -       -   123,500       2     23,980        -        -        -   23,982         -
Reclassification for
 redemption of preferred
 stock                         -       -       -       -         -       -    (23,982)       -        -        -  (23,982)        -
Accretion expense for
 preferred stock redemp-
 tion and related
 exchange movements            -       -       -       -         -       -          -   (3,062)       -        -   (3,062)   (3,062)
Redemption of Series
 B Preferred Stock             -       -       -       -  (123,500)     (2)    (3,060)   3,062        -        -        -         -
Issuance of shares for
 MGI purchase             10,000       -       -       -         -       -         91        -        -        -       91         -
Issuance of shares for
 OAM warrant exercise    100,000       2       -       -         -       -          -        -        -        -        2         -
Issuance of shares
 to TRG                  300,000       6       -       -         -       -      3,341        -        -        -    3,347         -
Amortization of
 non-cash finance
 charges                       -       -       -       -         -       -        306        -        -        -      306         -
                       ---------  ------  ------  ------  --------  ------  ---------  -------  -------  -------  -------   -------
At December 31, 2000
                Lit.m  5,999,089     108       -       -         -       -     40,510      242        -  (10,786)  30,074    41,568

Net loss                       -       -       -       -         -       -          -        -        -     (307)    (307)     (307)
Translation adjustment         -       -       -       -         -       -          -   (1,692)       -        -   (1,692)   (1,692)
TRG reclass as
deduction from equity          -       -       -       -         -       -          -        -   (9,383)       -        -         -
                       ---------  ------  ------  ------  --------  ------  ---------  -------  -------  -------   ------   -------
At December 31, 2001
                Lit.m  5,999,089     108       -       -         -       -     40,510   (1,450)  (9,383) (11,093)  18,692    (1,999)
                       =========  ======  ======  ======  ========  ======  =========  =======  =======  =======   ======   =======

At December 31,
2001            $'000                 50               -                 -     18,635     (667) (4,316)   (5,103)   8,599      (920)
                                  ======          ======            ======  =========  =======  =======  =======   ======   =======

See Notes to Consolidated Financial Statements

                                     F-5
CENTERPOINT CORPORATION
(Moto Guzzi Corporation through September 19, 2000)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

                                                Dec. 31        Dec. 31          Dec. 31           Dec. 31
                                                  2001          2001             2000              1999
                                                US $'000       Lire m.          Lire m.           Lire m.
                                               ----------   --------------   --------------   --------------
Net loss from continuing operations            $     (141)    Lit.    (307)  Lit.    (3,084)  Lit.         -
Preferred stock dividends                              -                 -           (1,089)               -
Adjustments to reconcile net loss to net
 cash used by operating activities:
   Non cash finance expense:
    Shares issued to TRG                                -                -            3,347                -
    Other operating activities                          -                -                6                6
Changes in operating assets and liabilities:
   Related party receivables                         (115)            (251)             214             (215)
   Prepaid expenses                                    32               70              (17)             (95)
   Accounts payable and accrued expenses              (54)            (117)          (2,984)            (451)
   Related party payables                            (148)            (322)             351           (1,348)
                                               ----------   --------------   --------------   --------------
Net cash used in
 activities                                          (426)            (927)          (3,256)          (2,103)
                                               ----------   --------------   --------------   --------------
Investing activities:
 Sale (Purchase) of marketable securities,
  net of exchange differences                      12,475           27,121          (27,998)               -
 Loan to TRG                                       (4,414)          (9,596)               -                -
                                               ----------   --------------   --------------   --------------

Net cash provided by/(used in)investing
 activities                                         8,061           17,525          (27,998)               -
                                               ----------   --------------   --------------   --------------
Financing activities
 Proceeds from merger with NAAC                         -                -                -           16,006
 Advance for subscription to preferred stock            -                -                -            2,274
 Proceeds from issuance of preferred stock              -                -           18,329                -
 Redemption of preferred stock                          -                -          (27,044)               -
                                               ----------   --------------   --------------   --------------
Net cash (used in)/provided by
 financing activities                                   -                -           (8,715)          18,280
                                               ----------   --------------   --------------   --------------
(Decrease)/increase in cash from
 continuing activities                              7,635           16,598          (39,969)          16,177

Net cash (used in)/provided by
 discontinued motorcycle operations                     -                -           42,377          (16,174)

Effect of exchange rate changes on cash                 -               17               37                -

Cash, beginning of year                               109            2,411                3                -
                                               ----------   --------------   --------------   --------------
Cash, end of year                              $    8,761   Lit.    19,046   Lit.     2,411    Lit.        3
                                               ==========   ==============   ==============   ==============
Net cash (used in)/provided by
 discontinued motorcycle operations
   Net cash proceeds from sale                          -                -           60,293                -
   Financing of disposed operations                     -                -          (15,941)         (13,863)
   Other expenditures allocated to
    discontinued operations                             -                -           (1,975)          (2,311)
                                               ----------   --------------   --------------   --------------
                                                        -                -           42,377          (16,174)
                                               ----------   --------------   --------------   --------------

See Notes to Financial Statements
                                     F-6

Supplemental information on non-cash activities

Advances to the Company, made in 1999, in an aggregate amount of US$1.25 million (Lit. 2,479 million at the then prevailing exchange rate) by Wheatley Partners, LP and Wheatley Foreign Partners, LP (each of which is an affiliate of Barry Fingerhut, a Director of the Company through January 2002) and William Spier, a director of the Company through January 2002 and a US$ 1.6 million (Lit. 3,174 million) loan due to OAM, respectively, were applied to
subscribe to the Series B preferred stock on February 25, 2000   See Notes 1
and 4.

The Company issued 10,000 shares with a fair value of Lit. 91 million in connection with its purchase of the 75% of MGI Motorcycle GmbH that the Company did not already own. MGI Motorcycle GmbH was disposed as part of the sale of motorcycle operations.

In 2000, the Company issued 100,000 shares to OAM S.p.A. upon exercise of a warrant held by OAM issued in 1999. The exercise price of US$1,000 was settled by reduction of balances due by the Company to OAM. The fair value of this warrant at the date of issuance of Lit. 1,222 million was amortized from April 1, 1999 through March 31, 2000 as finance expense.

The Company issued 300,000 shares to TRG in connection with successful efforts by TRG Inc to assist in raising bridge financing through the issuance of Series B Preferred Stock of the Company in February 2000. See Notes 1 and 4. The fair value of the 300,000 shares at the date of issuance of the Series B Preferred Stock, which was redeemed in 2000, was Lit. 3,347 million and this amount was expensed in 2000.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.  BACKGROUND AND ORGANIZATION

BACKGROUND OF THE COMPANY; MERGER WITH GUZZI CORP. IN 1999

Centerpoint Corporation ("the Company") was originally incorporated in Delaware on August 9, 1995 under the name of North Atlantic Acquisition Corporation ("NAAC") to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with an operating business. On August 27, 1997 the Company consummated an initial public offering consisting of 800,000 Units and 150,000 shares of Class B Common Stock, with each Unit consisting of one share of Class A Common Stock and one warrant to purchase shares of Class A Common Stock, which resulted in net proceeds to the Company of approximately US$8,000,000.

Moto Guzzi S.p.A., the Italian manufacturer of Moto Guzzi motorcycles, had been a subsidiary of Trident Rowan Group, Inc. ("TRG") since 1972. Effective January 1, 1996, TRG acquired 100% of the outstanding capital of Moto Guzzi North America Inc., the exclusive importer of Moto Guzzi motorcycles in the United States. On October 9, 1996, TRG formed Moto Guzzi Corp. ("Guzzi Corp.") as a holding company for its interests in the Moto Guzzi motorcycle operations and transferred its 100% interests in Moto Guzzi S.p.A. and Moto Guzzi North America Inc. to Guzzi Corp.

On August 18, 1998, NAAC and TRG, entered into a definitive agreement and plan of merger and reorganization, as amended (the "Merger Agreement"), pursuant to which Guzzi Corp. merged with and into NAAC, with NAAC, which later changed its name to Moto Guzzi Corporation and later became Centerpoint Corporation, as the surviving corporation (the "Merger"). Prior to the Merger, TRG and its majority-owned subsidiary, OAM S.p.A. ("OAM"), together owned all the outstanding common stock of Guzzi Corp.

The Merger was approved on March 4, 1999 and consummated on March 5, 1999. As part of the Merger Agreement, the Company's Class B shareholders also eliminated authorization of NAAC's Class B Common Stock and approved conversion of each share of Class B Common Stock into 2 shares of Class A Common Stock and 2 Class A Warrants.

Upon the merger, shareholders of Guzzi Corp. received an aggregate of 4,199,089 shares or approximately 76.4% of the post-Merger shares of the Company (excluding any shares of the Company's formerly designated Class A Common Stock issuable upon exercise of any options or warrants) and Guzzi Corp., was, therefore, the accounting acquirer. The cost of the acquisition of NAAC was based on the fair value of the Company's assets and liabilities as of the date of the Merger of Lit. 14,586 million (approximately US$8,153,000 at the then prevailing exchange rate), represented by Lit. 16,006 million in cash (US$8,947,000) less Lit. 1,420 million (US$794,000) of payables and

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.  BACKGROUND AND ORGANIZATION - Continued


accrued expenses, principally in respect of merger expenses. Additionally, an aggregate of 30,000 shares of Class A Common Stock with a fair value of Lit. 591 million (US$330,000) were issued to Graubard, Mollen & Miller, counsel to the Company, contingent upon consummation of the Merger in payment of fees relating to the Merger and 350,000 Class A Warrants with an exercise price of US$10.00 were issued to the Company's investment bankers.

Pursuant to the merger, NAAC changed its name to Moto Guzzi Corporation and changed its common stock ticker symbol to "GUZI".

DISPOSAL OF OPERATING SUBSIDIARIES, DISPUTE OVER FINANCIAL ADVISORS FEES

In December 1999, the Company's parent, TRG, engaged IMI, a leading Italian investment bank, to pursue strategic alternatives to enhance the Company's shareholder value.

Pursuant to an April 14, 2000 Preliminary Sale and Purchase Agreement, on August 11, 2000, at a special meeting of stockholders, the Company's stockholders approved the sale of the operating subsidiaries and the change of the corporate name from Moto Guzzi Corporation to Centerpoint Corporation, with stockholders holding in excess of two-thirds of all outstanding shares of Class A Common Stock voting for the sale and the name change. On September 7, 2000, the Company closed the sale of all its operating subsidiaries (see below). To finance operations through the date of sale, the Company raised bridge financing in February 2000 by way of issuance of Series B 7.0% Preferred Stock, redeemable December 2001. This stock was subscribed for cash by TRG for US$3,500,000 and by Fineco, a third party Italian institutional investor group for US$6,000,000. Advances to the Company of US$1,600,000 by OAM and US$1,250,000 by Barry Fingerhut and William Spier, directors of the Company until January 2002, were also applied to subscribe to the Series B Preferred Stock. The Company agreed with holders of the Series B Preferred Stock to redeem such stock on September 30, 2000, following the closing of the sale. See Note 4, below for further details of the issuance and redemption of the Series B Preferred Stock.

Total proceeds from the sale of the motorcycle operations to Aprilia were Lit. 79,500 million. In accordance with the Share Purchase Agreement, Aprilia also reimbursed the Company Lit. 2,074 million, the amount owed to the Company by the operating subsidiaries pursuant to intercompany loans. Lit. 9,375 million of the total proceeds was placed in escrow to cover any claims Aprilia might have in the future in respect of the representations and warranties given by the Company in the Share Purchase Agreement. Full allowance was made for escrow receivables from Aprilia in accounting for the sale of the Company's Moto Guzzi subsidiaries, thus charging such amounts against the gain on sale

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.  BACKGROUND AND ORGANIZATION - Continued


included in the income statement. Funds from the escrow account were to be released to the Company in two tranches, subject to any claims Aprilia may have in respect of the Company's representations and warranties: up to Lit. 7,000 million was to be released on September 8, 2001; and up to Lit. 2,375 million is to be released on September 8, 2007. Aprilia undertook to evaluate, on a best efforts basis, an earlier resolution of the escrow accounts, though this has not occurred. See also Note 12 "Litigation: Aprilia Claims under the Share Purchase Agreement; Payment by IMI; Request for Arbitration" in respect of claims made by Aprilia in 2001 and the status of arbitration procedures concerning such claims.

SIREF S.p.A. and San Paolo Finanziaria S.p.A. (both affiliates of IMI) acted as fiduciary agents for the closing. In accordance with invoices submitted to them, they paid IMI Lit. 11,401 million, in respect of fees and expenses claimed to be due to IMI, paid Lit. 505 million to Carnelutti, the Company's Italian counsel, and then paid the remaining proceeds of Lit. 60,293 million to the Company. The Company has since early July 2000 disputed IMI's interpretation of the calculation of the fee due to them under their engagement letter, following indication by IMI of their basis of calculation (see Note 12).

The Lit. 60,293 million received by the Company was applied first to pay amounts due for transaction expenses and other payables and obligations estimated in the aggregate to be approximately Lit. 2,700 million and to redeem, prior to September 30, 2000, all outstanding shares of Series B Preferred Stock for a price equal to US$100 per share plus any accrued and unpaid dividends thereon, for a total of approximately US$ 12.6 million (approximately Lit. 28,300 million at the then prevailing exchange rate). Cash was invested in short-term fixed interest securities pending evaluation of the alternatives available with respect to such funds.

AGREEMENT WITH TRG AND OAM TO HOLD SHAREHOLDER MEETING TO VOTE ON A PROPOSAL TO LIQUIDATE

In connection with the execution and delivery of the Share Purchase Agreement described above, the Company agreed with OAM and TRG, that it would, as promptly as practicable after the closing of the sale of the operating subsidiaries, hold a meeting of stockholders to consider and vote upon a proposal to liquidate all the Company's assets and dissolve the Company. In connection with the Bion transaction, (see Note 13 - Subsequent Events), OAM and TRG waived their rights to cause a shareholders' meeting to vote on a proposal to liquidate.

LIQUIDITY AND GOING CONCERN

The financial statements have been prepared assuming the Company will continue as a going concern.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.  BACKGROUND AND ORGANIZATION - Continued


In January 2002, in connection with the Bion transaction, (see also Note 13 - Subsequent Events), the Company purchased 19,000,000 shares of restricted stock of Bion in exchange for approximately US$8.5 million in cash (substantially all of its remaining funds at that date), the US$4.2 million TRG Promissory Note (including accrued interest), and the assignment of 65% of the Company's claims with respect to the escrow accounts and claims against IMI. Immediately upon consummation of this transaction, Bion purchased a 57.7% majority interest in the Company from OAM.

On March 14, 2002, the Company and Bion entered in an agreement effective January 15, 2002 whereby the Company will pay US$12,000 a month for management services, support staff and office space. In addition, Bion will advance to the Company sums needed to bring its filings with the SEC current, to distribute Bion shares to its shareholders, to locate and acquire new business opportunities and for ongoing expenses. Bion shall have no obligation to make any advances in excess of US$500,000. All sums due Bion shall be evidenced by a convertible revolving promissory note.

Upon consummation of the transaction with Bion, the Company has effectively dispersed all of its cash. Furthermore, the Company has incurred operating losses and relies on the financial support of Bion, its majority shareholder. Taking into consideration that Bion has incurred operating losses and has, in addition, an accumulated deficit and shortage of funds, there can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that if such required funds are not internally generated that such funds will be available from external sources. Consequently, this raises a substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

REPORTING CURRENCY

The primary financial statements through the disposal of the Company's operations were shown in Italian Lire because all of the Company's material operating entities were based and operated entirely in Italy. Following the disposal of its operations, the Company invested the major part of the net proceeds of disposal in Euro/Lire denominated short-term investments until June 2001 when evaluation of its alternative investments concluded that any investment would be made in the U.S. and therefore in U.S. dollars. At that time all funds were converted to U.S. dollars and transferred to a U.S. bank. However, the primary financial statements for all periods presented are shown in Italian Lire.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.  BACKGROUND AND ORGANIZATION - Continued

The functional currency of the Company will change to U.S. Dollars following the Bion transaction described in Note 13.

Translation of lire amounts into U.S. Dollar amounts is included solely for the convenience of the readers of the financial statements and has been calculated at the rate of Lit. 2,174 to US$1.00, the approximate exchange rate at December 31, 2001. It should not be construed that the assets and liabilities, expressed in U.S. dollar equivalents, can actually be realized in or extinguished in U.S. dollars at that or any other rate. All currency amounts in these financial statements are in Lire unless specifically designated in other currencies.

2.  SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-Italian entities have been translated to Italian lire using the year-end exchange rate for balance sheet items and the average exchange rate for the year for statement of operation items. The translation differences resulting from the change in exchange rates from year to year have been reported separately as a component of shareholders' equity.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


2.  SIGNIFICANT ACCOUNTING POLICIES - Continued


FOREIGN CURRENCY TRANSACTIONS

Transactions, receivables and payables denominated in currencies other than the functional currency are recorded at the exchange rate in effect on the transaction date. Such receivables and payables are adjusted to current exchange rates as of the date paid or the balance sheet date, whichever is earlier. Gains and losses are included in "other income, net" in the statements of operations.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

MARKETABLE SECURITIES

Marketable securities consist of variable rate fixed income investments, which can be readily sold using established markets. As of December 31, 2001 there were no marketable securities.

INCOME TAXES

Income taxes are provided in accordance with local laws. Deferred income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes."

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

In 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for reporting comprehensive income and its components in annual and interim financial statements. In the Company's case comprehensive income (loss) includes net income (loss) and translation differences from the conversion of balance sheets of non-Italian entities. The Company has chosen to disclose comprehensive income in the Consolidated Statements of Stockholders' Equity.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


2.  SIGNIFICANT ACCOUNTING POLICIES - Continued


NEW ACCOUNTING STANDARD

In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 was required to be adopted by the Company in 2001. As the Company does not enter into derivative or hedging operations, the adoption of the standard had no effect.


3.  DISCONTINUED MOTORCYCLE OPERATIONS

In September 2000, the Company closed its sale of all "Moto Guzzi" motorcycle operations to Aprilia. From May 2, 2000 through the date of sale, Moto Guzzi's operations were under the control of Aprilia management. The measurement date of the disposal is July 1, 2000, reflecting the latest date prior to sale for which the Company has complete financial information. Net proceeds from the disposal exceeded the net assets of the operations sold and the Company has recorded a gain on sale of Lit. 57,018 million. The Company changed its name to Centerpoint Corporation on September 19, 2000 pursuant to the sale, which is discussed in more detail in Note 1, above.

Results of the disposed motorcycle operations through the effective disposal date of July 1, 2000 and for the year ended December 31, 1999 were as follows:

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


3.  DISCONTINUED MOTORCYCLE OPERATIONS - Continued


                             To effective disposal         Dec. 31
                               Date - July 1, 2000           1999
                                      Lit. m                Lit. m
                              --------------------     --------------
Net sales                                   50,994             86,232
Loss before taxes                           (7,810)           (22,888)
Provisions for taxes                          (514)               (88)
                              --------------------     --------------
Net loss from discontinued
motorcycle operations                 Lit.  (8,324)     Lit.  (22,976)
                              ====================     ==============


Net assets/(liabilities) of the discontinued motorcycle operations at the effective date of disposal of July 1, 2000 and at December 31, 1999 were as follows:

                                           July 1           Dec. 31
                                            2000              1999
                                           Lit. m            Lit. m
                                        ------------   --------------
Current assets                              68,361           61,926
Current liabilities                        (72,844)         (79,385)
                                        ------------   --------------
Net current liabilities                     (4,483)         (17,459)
                                        ------------   --------------
Property, plant and equipment               12,792           14,638
Other long-term assets                       2,510              889
Long-term liabilities                       (9,512)         (10,000)
                                        ------------   --------------
Net non-current assets                       5,790            5,527
                                        ------------   -------------
Net assets/liabilities of
 discontinued operations                Lit. 1,307     Lit. (11,932)
                                        ============   ==============

In 2000 the Company provided the disposed motorcycle subsidiaries with cash, in the form of capital and advances, of Lit. 15,941 million (1999 - Lit. 13,863 million) to finance operations through disposal.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


4.  ISSUANCE AND REDEMPTION OF SERIES B PREFERRED STOCK

On February 25, 2000, the Company issued 123,500 shares of a new Series B Preferred Stock to Fineco, and affiliates of Fineco, TRG, OAM, the majority stockholder of the Company, and Messrs. Fingerhut and Spier, directors of the Company until January 2002, for US$100 per share (an aggregate price of US$12,350,000). Fineco and its affiliates purchased 60,000 shares and TRG purchased 35,000 shares, for cash. Messrs. Fingerhut and Spier received a total of 12,500 shares in satisfaction of advances they had made to the Company in August 1999 and 16,000 shares were issued to OAM in partial satisfaction of outstanding loans due to it.

The holders of the Series B Preferred Stock are entitled to receive dividends at the rate of US$7 per share per year before any dividends may be paid with regard to the Class A Common Stock, and to receive distribution of $100 per share in liquidation of the Company before any liquidation distributions are made with regard to the Class A Common Stock. The Company was required to redeem the Series B Preferred Stock for $100 per share plus accrued dividends on December 28, 2001. Holders of Series B Preferred Stock do not have voting rights, except that they must approve issuance of securities which would affect the Series B Preferred Stock and the incurrence of debt, other than refinancing of existing debt or lines of credit used by the Company to finance its day-to-day operations.

Each share of Series B Preferred Stock was convertible into Class A Common Stock at a conversion price of US$5.00, based upon the liquidation preference of the Series B Preferred Stock (US$100, plus accrued dividends, per share), meaning each share of Series B Preferred Stock is convertible into approximately 20 shares of Class A Common Stock.

The Company agreed with the Series B preferred stockholders that, following the sale to Aprilia, it would redeem the Series B preferred stock on September 30, 2000 and they agreed not to convert their Series B stock if the Company redeemed the stock by this date. Such redemption was effected, with redemption payments made on the first business day of October 2000.

The Company received Lit. 18,329 million in cash, net of Lit. 516 million of expenses in respect of the issue of the Series B Preferred Stock and also recorded Lit. 2,479 million in respect of the William Spier and Barry Fingerhut advances and Lit. 3,174 million in respect of the OAM loan for a total of Lit. 23,982 million.

Upon issuance, the Company reclassified the Series B preferred stock outside of shareholders equity and recorded accretion expense of Lit. 3,062 million in respect of amortization of costs and exchange differences through redemption which arose as the Company's obligation was denominated in U.S. Dollars.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


4.  ISSUANCE AND REDEMPTION OF SERIES B PREFERRED STOCK - Continued

In connection with issuance of the Series B preferred stock, the Company agreed to issue 300,000 shares of Class A common stock to TRG for a purchase price of US$.01 per share, in consideration of TRG's participation in the Series B financing and their successful efforts to get Fineco, S.p.A. to subscribe for Series B shares. These 300,000 shares were issued in July 2000 and the amount of Lit. 3,347 million, representing the fair value of the shares has been charged to the income statement. Additionally, in connection with Fineco's purchase of the Series B shares the Company paid a commission of US$180,000 to Andrea delle Valle, a director of TRG, and paid US$80,000 to Investec Ernst, an investment banking firm, where Mark Segall, a director of TRG, is an executive officer.

5.  AMOUNTS DUE FROM AND TO RELATED PARTIES

                                   Dec. 31      Dec. 31         Dec. 31
                                    2001          2001           2000
                                   US$'000       Lit. m         Lit. m
                                   -------    ------------   --------------
Amounts due from Related parties:
 Trident Rowan Group, Inc.           4,316           9,383               -
                                   -------    ------------   --------------
                                   $ 4,316     Lit.  9,383    Lit.       -
                                   =======    ============   ==============

Amounts due to Related parties:
 Trident Rowan Group, Inc.             40               88             172
 OAM S.p.A.                             -                -             218
                                   -------    ------------   --------------
                                   $   40       Lit.    88    it.      390
                                   =======    =============  ==============

The amounts due from TRG are in respect of the TRG loan (see Note 6 below) and have been reclassified as a deduction from shareholders' equity in the balance sheet as of December 31, 2001.

Balances due from TRG and OAM are in respect of various advances for expenses.

6.  RELATED PARTY TRANSACTIONS

BION TRANSACTION

In a related party transaction, the Company purchased 19,000,000 shares of restricted stock of Bion for substantially all of its assets and immediately thereafter this, Bion purchased from OAM 3,459,997 shares of the Company, which represents a controlling interest in the Company. In addition, on March 14, 2002, the Company and Bion entered into an agreement effective January 15, 2002 for certain services and advances provided to the Company by Bion (See
Note 13 - Subsequent Events).

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


6.  RELATED PARTY TRANSACTIONS - CONTINUED

FINANCIAL SUPPORT OF THE COMPANY BY OAM S.P.A. AND TRG INC.

On October 1, 1998, a bridge loan of Lit. 3,000 million was made by Mr. Gianni Bulgari a director of the Company until January 2002, to OAM S.p.A. who lent the proceeds to Guzzi Corp. to provide financing in anticipation of the consummation of the merger with NAAC. The loan by OAM S.p.A. to Guzzi Corp. was made on the same terms and conditions as the loan by Mr. Bulgari to OAM S.p.A. and bore interest at 10% and a flat fee of 1%, through March 31, 1999. The Lit. 3,000 million loan from Mr. Bulgari was repaid in May 1999 by OAM S.p.A.

The loan was, however, not repaid to OAM S.p.A. by the Company on its expiration of March 31, 1999 and in July 1999, the Company agreed to issue a warrant to purchase 100,000 shares to OAM S.p.A. at a subscription price of $0.01 each on condition that OAM S.p.A. reduced the interest rate on this loan to 4% and maintained both this loan and collateral of Euro 2,050,000 deposited as security for a bank credit line of Moto Guzzi S.p.A. through March 31, 2000. The Company accounted for the fair value of the 100,000 shares issuable to OAM S.p.A. of Lit. 1,222 million as finance expense, which was amortized over the period for which OAM S.p.A. agreed to maintain in place its loans and funds deposited as collateral. OAM exercised this warrant in 2000 and continued to provide the financial support from the expiration on March 31, 2000 until the sale of Moto Guzzi operations in September 2000, without any additional expense.

ISSUANCE OF 5% DEBENTURES BY TRIDENT ROWAN AND LENDING OF PROCEEDS

On December 28, 1999, TRG issued US$6,000,000 of 5% Convertible Debentures Due December 28, 2001 to provide funds for the Company and for its general corporate purposes. These debentures were issued to third party institutional fund managers. In connection with raising these funds, TRG also issued a US$250,000 5% Convertible Debenture to Emanuel Arbib, co-CEO of TRG and a Director of the Company, for his efforts in connection with such placement, and agreed to issue TRG 300,000 shares of Common Stock of the Company in connection with its efforts to place the Debentures. Such shares were issued
in July 2000.   As discussed below under Centerpoint Loan to TRG, in June
2001, Centerpoint loaned US$ 4.2 million to TRG to fund TRG's settlement of this obligation.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


6.  RELATED PARTY TRANSACTIONS - CONTINUED


ISSUANCE AND REDEMPTION OF SERIES B PREFERRED STOCK

On February 25, 2000, the Company issued 123,500 shares of a new Series B Preferred Stock to Fineco Sim S.p.A., an Italian institutional investor ("Fineco"), and affiliates of Fineco, TRG, OAM, S.p.A., and William Spier, a director of the Company through January 2002, and Wheatley Partners LP and Wheatley International Partners LP, each of which is an affiliate of Barry Fingerhut, a director of the Company through January 2002, for US$100 per share (an aggregate price of US$12,350,000). The Company closed on the sale of its operating subsidiaries on September 6, 2000 and in the last week of September 2000 it redeemed in full all outstanding shares of Series B Preferred Stock for a price equal to US$100 per share plus accrued dividends thereon, for a total of approximately US$ 12.6 million (approximately Lit. 28,300 million at the prevailing exchange rate). For further details on the issuance and redemption of the Series B Preferred Stock, see Note 4 above.

APRIL 14TH SHARE PURCHASE AGREEMENT

The Share Purchase Agreement providing for the sale of the Company's operating subsidiaries to Aprilia contained a condition that OAM (the holder of approximately 58% of the issued and outstanding shares of the Company's Class A common stock, and a subsidiary of TRG) agree to vote its capital stock for the sale, and by letter to Aprilia dated April 14, 2000, OAM agreed, among other things, to vote its shares for the sale.

In order to induce OAM to deliver its letter to Aprilia, the Company agreed with OAM and TRG by letter dated April 14, 2000 that, among other things, it would pay IMI's fees in connection with the sale. The April 14th letter was amended on June 8, 2000 to provide, among other things, that the Company would, as promptly as practicable after the closing of the sale, but in no event later than 90 days following the closing, hold a meeting of stockholders to consider and vote upon a proposal to liquidate all of the Company's assets and dissolve itself. The date for proceeding to propose a liquidation was subsequently extended by TRG and OAM to July 15, 2001. In connection with the Bion transactions described in Note 13 below, OAM and TRG released the Company
from its obligations to proceed to propose a liquidation.   In connection with
the sale, Aprilia required the terminations of certain of the Company's executives and further required that the Company pay all costs of such terminations. Accordingly, the Company agreed to pay severance to two of its directors, Mark S. Hauser and Howard E. Chase, and to Emanuel Arbib, one of its former directors, of US$169,500, US$51,400 and US$37,900, respectively, in exchange for termination of their employment and consulting agreements with the Company. The Company also paid Nick Speyer, the CFO of the Company, US$125,000 in connection with the termination of his employment agreement with the Company.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


6.  RELATED PARTY TRANSACTIONS - CONTINUED


CENTERPOINT LOAN TO TRIDENT ROWAN

TRG's 5% Convertible Debentures in an aggregate amount of US$6,250,000 were scheduled to come due in December 2001. In order for TRG to pay off the Debentures, on June 13, 2001 the Company, Trident Rowan and OAM entered into the Centerpoint Loan Agreement. Pursuant to the terms and conditions of this agreement, the Company agreed to loan Trident Rowan US$4,200,000. On June 13, 2001 the Company made the Centerpoint Loan and on June 15, 2001 TRG paid the holders of the US$6,000,000 Debentures US$4,207,500 in cash, which the Debenture holders accepted as payment in full on the Debentures (including past due interest), representing a 31.5% discount from their face value. The Centerpoint Loan bears interest at a rate of 5 % per annum, is repayable in full on the earlier of June 13, 2002 or the date on which the TRG causes or permits a liquidation of the Company, and is secured by the 300,000 shares of the Company's common stock currently owned by TRG. In connection with the Centerpoint Loan, OAM also entered into the OAM Guaranty wherein it guaranteed TRG's obligations under the Centerpoint Loan Agreement. OAM's liability under the OAM Guaranty was limited to the value of the 1,200,000 shares of the Company's common stock held by OAM. The TRG Promissory Note was used by the Company as partial consideration in its acquisition of the Bion shares, and in
Bion's acquisition of the Company's shares from OAM (See Note 13   Subsequent
Events). In light of the transaction with Bion, and because the loan was with TRG, the indirect parent of the Company, this loan was reclassified to a contra equity account in the balance sheet as of December 31, 2001.

Each of Mark S. Hauser and Nick Speyer is an officer or Director of OAM, which held approximately 57% of the Company's Common Stock until January 15, 2002.

Each of the following directors and former directors of the Company is also an Officer or Director of TRG: Howard E. Chase, Mark S. Hauser, Gianni Bulgari and Emmanuel Arbib (former Director). Additionally, each of Mark Hauser, Gianni Bulgari and Emmanuel Arbib are principal stockholders of TRG.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

7.  INCOME TAXES

TAX RECONCILIATION TO CREDIT AT STATUTORY U.S. FEDERAL RATE

The effective provision for income taxes varied from the income tax credit calculated at the statutory U.S. federal income tax rate on losses from continuing operations as follows:

                                                Dec. 31        Dec. 31          Dec. 31           Dec. 31
                                                  2001          2001             2000              1999
                                                US $'000       Lit. m           Lit. m            Lit. m
                                               ----------   --------------   --------------   --------------
Computed tax credit at U.S. Federal rate            (49)          (107)             (1,079)               -
Losses and timing differences for which
 valuation allowance provided                        49            107               1,079                -
                                               ----------   --------------   --------------   --------------
                                               $       -    Lit.     -       Lit.        -    Lit.        -
                                               =========    ==============   ==============   ==============

TAX LOSSES

At December 31, 2001 the Company had net operating loss carry-forwards for U.S. federal income tax purposes which expire as follows:

                                             Dec. 31         Dec. 31
                                               2001           2001
                                             US$'000         Lit. m
                                             -------      ------------
     2021                                        141             307
     2020                                      1,497           3,254
     2019                                      1,620           3,522
                                             -------      ------------
                                              $3,258      Lit. 7,083
                                             =======      ============

In addition to the operating loss above, the Company has a capital loss carry-forward of US $14,370,000 from the sale of the motorcycle operations. This loss can be carried forward to 2005.

DEFERRED TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances have been recorded for the deferred tax assets in respect of net operating loss carry forwards, above, as management believes it more likely than not that these assets will not be realized.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

8.  COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income, translation difference from the conversion of balance sheets of non-Italian entities and accretion expense and related exchange differences related to its redeemable Series B preferred stock. The Company has chosen to disclose comprehensive income in the Consolidated Statements of Stockholders' Equity. Changes in components of accumulated other comprehensive income in the 3 years to December 31, 2001 are as follows.

                                               Accretion        Accumulated
                              Cumulative      expense and          other
                              translation   related exchange   comprehensive
                              adjustment        movements       income(loss)
                              -----------   ----------------   -------------

Balance January 1, 1999               157              -              157
Movement for period                   (24)             -              (24)
                                   ------         ------           ------
Balance January 1, 2000               133              -              133
Movement for period                   109         (3,062)          (2,953)
Redemption of Series B
 Preferred Stock                        -          3,062            3,062
                                   ------         ------           ------
Balance January 1, 2001               242              -              242
Movement for period                (1,692)             -           (1,692)
                                 ------         ------           ------
Balance December 31, 2001          (1,450)             -           (1,450)
                                   ======         ======           ======

9.  EARNINGS/LOSS PER SHARE

The numerator for the calculation of loss per common share have been calculated as follows:

                             Dec. 31      Dec. 31      Dec. 31      Dec. 31
                              2001          2001         2000         1999
                              $'000        Lit. m       Lit. m       Lit. m
                             -------      -------      -------      -------
Loss from continuing
 operations                     (141)        (307)      (3,084)           -
Series B Preferred
 Stock dividends                   -            -       (1,089)           -
                             -------      -------      -------      -------
Loss from continuing
 operations attributable
 to common shareholders         (141)        (307)      (4,173)           -
                             =======      =======      =======      =======

Series B Convertible Preferred stock, issued and redeemed in 2000 - See Note 4
- was not dilutive.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


10.  STOCK OPTIONS

CLASS A WARRANTS TRADED ON THE OTC/BB MARKET UNDER THE TICKER "CPTXW"

On August 27, 1997, NAAC sold 800,000 units ("units") and 150,000 shares of Class B exchangeable common stock in a public offering. Each unit consisted of one share of the Company's Class A Common Stock and one Class A Warrant. Each Class A Warrant entitles the holder to purchase from the Company one share of Class A Common Stock at an exercise price of US$9.00; each share of Class B Common Stock entitled the holder to receive two units in exchange for each Class B share 90 days after the date of a business combination. The Class A Warrants expire in August 2002 and are redeemable, as a class, in whole and not in part, at a price of US$.05 per Warrant upon 30 days' notice at any time provided that the Company's stockholders have approved a business combination and the last sale price of the Class A Common Stock has been US$11.00 or higher for 10 of the trading days prior to the day on which the Company gives notice of redemption.

Also, as part of the Merger, certain directors of NAAC subscribed for 30,000 Class B options prior to the closing of the Merger. The 180,000 shares of Class B Common Stock were eliminated on the consummation of the Merger and each share of Class B Common Stock was converted to two shares of Class A Common Stock and two Class A Warrants, resulting in the issue of 360,000 Class A Warrants. The 1,160,000 Class A Warrants resulting from NAAC's public offering and the conversion of Class B Common Stock are traded on the OTC/BB market under the ticker "CPTXW."

UNDERWRITER WARRANTS AND OPTIONS AND OTHER NAAC OPTIONS AND WARRANTS PRIOR TO MERGER

In October 1996, NAAC granted options to purchase 133,333.3 units (units consisting of one share of Class A Common Stock and one Class A Warrant) to the Company's two then new directors and to a founder. The options are exercisable for a period of three (3) years from the date of a business combination at an exercise price of US$12.50 per unit. 50,000 of such options are held by David Mitchell, a director of the Company and the President and CEO since January 24, 2002.

The underwriters engaged by NAAC in its public offering received a warrant to purchase 80,000 shares of Class A Common Stock and 80,000 Class A Warrants, at an exercise price of US$11.00 per share and a warrant and to purchase 15,000 shares of Class B Common Stock for US$11.00 per share (the "Class B Warrant"). Pursuant to the elimination of Class B Common Stock on March 4, 1999, the Class B Warrant now entitles the holder to purchase 30,000 shares of Class A Common Stock and 30,000 Class A Warrants for an exercise price of US$5.50 for each unit consisting of one share of Class A Common Stock and one Class A Warrant.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


10.  STOCK OPTIONS - CONTINUED


OTHER WARRANTS

In connection with the Merger, the Company issued 800,000 "Nominal Warrants" to the Guzzi Corp. shareholders. Such warrants to subscribe the shares of Class A Common Stock would be exercisable at US$0.01 each only if the Company achieved certain operating income in 1999, or a revised target in 2000. In July 1999, OAM cancelled 100,000 of such warrants that it held in connection with agreements for providing ongoing financing to the Company and for which it received a separate warrant. The Company did not reach the operating income target in 1999 or 2000 and the nominal warrants have lapsed.

Upon closing of the Merger, the Company issued warrants to Allen & Company Incorporated and EBI Securities Corporation ("EBI") to purchase 315,000 shares of Class A Common Stock, and 35,000 shares of Class A Common Stock, respectively, each at an exercise price of $10.00 per share. The warrants may be exercised at any time prior to July 1, 2003.

In February 2000, the Board of Directors granted options to purchase 50,000 shares of the Company's Common Stock, at an exercise price of US$7.00 per share, to Dr. Peter Hobbins, who was a Director of the Company from March 1999 to July 1999. The options were exercisable immediately and for ten years following the date of grant. The options were issued in consideration of Mr. Hobbins' prior service to the Company as a Director.

On March 25, 1999, the Company issued a warrant to Elliott Broidy, a principal of EBI, to purchase 25,000 shares of Class A Common Stock at an exercise price of US$9.00 per share. The warrant terminates on March 24, 2003. On March 31, 1999, pursuant to an investment banking agreement between the Company and EBI, the Company issued a warrant to EBI to purchase 225,000 shares of Class A Common Stock at an exercise price of US$9.00 per share. In connection with this agreement, EBI agreed to the cancellation of its 35,000 warrants referred to above.

As described in Note 6, in July 1999 the Company issued OAM a warrant to purchase 100,000 shares of Class A Common Stock at an exercise price of US$0.01 per share in consideration for financing provided by OAM. The warrant was exercised in 2000.

STOCK OPTION PLAN

On July 23, 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") and the 1998 Plan for Outside Directors. Both Option Plans were subject to stockholder approval and consummation of the Merger which duly occurred in March 1999.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


10.  STOCK OPTIONS - CONTINUED


The 1998 Plan provides for the grant of options to purchase up to an aggregate of 1,250,000 shares of the Company's Common Stock to be made to employees, officers, directors and consultants of the Company and its subsidiaries after the Merger. The 1998 Plan provides both for incentive stock options ("Incentive Options"), and for options not qualifying as Incentive Options ("Non Qualified Options"). The Company's Board or the Committee will determine the exercise price for each share of the Company's Common Stock purchasable under an Incentive or Non Qualified Option (collectively "Options"). The exercise price of a Non Qualified Option may be less than 100% of the fair market value on the last trading day before the date of the grant. The exercise price of an Incentive Option may not be less than 100% of the fair market value on the last trading day before the date of grant (or, in the case of an Incentive Option granted to a person possessing at the time of grant more than 10% of the total combined voting power of all classes of stock of the Company, not less than 110% of such fair market value). Options may only be granted within a ten-year period which commenced on July 23, 1998 and Incentive Options may only be exercised within ten years of the date of the grant (or within five years in the case of an Incentive Option granted to a person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or any subsidiary). Options to purchase an aggregate of 255,000 shares of Class A Common Stock at an exercise price of US$10.8675 were issued to certain officers (directors in their capacity as management) of the Company at the closing of the Merger. Options to purchase an aggregate of 625,000 shares at an exercise price of US$9.50 were approved by the Board of Directors on March 8, 1999 for grant to operational management employees, though none of these options were ever granted.

The 1998 Plan for Outside Directors provides for the grant of non-incentive options to purchase up to an aggregate of 400,000 shares of the Company's Class A Common Stock, to the non-employee directors of the Company, each grant to be on the effective date of the Merger and on each January 2, beginning January 2, 2000, of options to purchase 12,500 shares of Company's Class A Common Stock. The options will expire upon the earlier of ten years following date of grant or three months following the date on which the grantee ceases to serve as a director. Options to purchase an aggregate of 100,000 shares of Class A Common Stock at an exercise price of US$10.8675 were granted to directors on the closing of the Merger. On January 3, 2000, 12,500 options with an exercise price of US$3.719 were issued to each of the four Outside Directors under this Plan and on January 2, 2001, 12,500 options with an exercise price of US$1.375 were issued to each of the three Outside Directors at such date.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


10.  STOCK OPTIONS - CONTINUED


The following is a summary of options outstanding under the plans.

                         December 31, 2001    December 31, 2000     December 31, 1999
                         -----------------    ------------------    -------------------
                         Weighted             Weighted              Weighted
                         Average              Average               Average
                         Shares   Exercise    Shares    Exercise     Shares     Exercise
                         (000)'s  Price       (000)'s   Price        (000)'s    Price
                         -------  --------    -------   --------    --------    --------
Outstanding, January 1     400      $ 9.49        355     $10.87           -           -
Granted                     37      $ 1.38        100     $ 5.36         355      $10.87
Exercised                    -         -            -          -           -           -
Forfeited or exchanged     (25)     $ 7.29        (55)    $10.87           -           -
                         ------    -------    -------   --------    --------    --------
Outstanding, December 31   412      $ 8.89        400     $ 9.49         355      $10.87
                         ======    =======    =======   ========    ========    ========
Options Exercisable,
 December 31               412      $ 8.89        400    $ 9.49          355      $10.87
                         ======    =======    =======   ========    ========    ========


              Stock Options Outstanding      Stock Options Exercisable
           ------------------------------    -------------------------
                                Weighted
                     Weighted   Average                   Weighted
Range of             Average    Remaining                 Average
Exercise   Shares    Exercise   Contractual   Shares      Exercise
Price      (000)'s   Price      Life          (000)'s     Price
--------   -------   --------   -----------   -------     ---------
$10.87       287.5     $10.87    7.18 years     287.5        $10.87
$ 7.00        50.0     $ 7.00    8.15 years      50.0        $ 7.00
$ 3.72        37.5     $ 3.72    8    years      37.5        $ 3.72
$ 1.38        37.5     $ 1.38    9    years      37.5        $ 1.38

           -------   --------                 -------     ---------
             412.5     $ 8.89                   412.5        $ 8.89

EARNINGS PER SHARE

As the Company has incurred losses from continuing operations in 2001 and had no earnings from continuing operations in 2000 all warrants and options described above are considered antidilutive. No options and warrants were issued prior to 1999.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


ACCOUNTING FOR STOCK OPTIONS

The Company has elected the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation" and applies APB Opinion No. 25 and related interpretations in accounting for their stock option plans.

If the Company had elected to recognize compensation cost based on the fair value of awards of options and warrants at grant dates, the pro forma net loss from operations and loss per share for 1999 would have been Lit. 24,970 million and Lit. 4,826 per share. The fair value of options issued in 2001 and 2000 would not have been significant.


11.  FINANCIAL INSTRUMENTS

The Company does not enter into foreign exchange contracts in the normal course of its operating activities. The Company has not hedged against foreign exchange risk on its marketable securities, which are denominated in Euro.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

CASH AND CASH EQUIVALENTS: the carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

FIXED INTEREST MARKETABLE SECURITIES: fair value for marketable quoted securities is based on market price and for non-marketable securities, is estimated using discounted cash flow analysis based on similar investments available as at the balance sheet date. There are no significant differences between fair value and carrying value.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


12.  LITIGATION



APRILIA CLAIMS UNDER THE SHARE PURCHASE AGREEMENT; PAYMENT BY IMI; REQUEST FOR ARBITRATION

In June 2001 Aprilia's legal counsel sent a letter to Centerpoint which alleged that it had various claims under the Share Purchase Agreement aggregating approximately Lit. 9,600 million. On July 13, 2001 Centerpoint's Italian counsel sent a letter to Aprilia's counsel contesting all of the Alleged Claims.

On July 13, 2001 Aprilia requested that IMI, the escrow agent under the Escrow Agreement, pay them Lit. 7,611 million in respect of the Alleged Claims. On July 26, 2001, in spite of being aware of Centerpoint contesting of each of the Alleged Claims and its intention to seek arbitration, IMI advised Centerpoint that it had paid Lit. 7,611 million from the escrow account to Aprilia in respect of the Alleged Claims.

Pursuant to the Share Purchase Agreement and Escrow Agreement, which provides that disputes among the parties be arbitrated, the Company filed with the International Chamber of Commerce a Request for Arbitration in Accordance with
Article 4 of the ICC Rules of Arbitration relating to the Alleged Claims and the payment by IMI and requesting restitution of the funds paid to Aprilia. The Arbitration committee was constituted on November 16, 2001.

DISPUTE OVER IMI FEE

At the September 7, 2000 closing of the sale of the subsidiaries, in accordance with an invoice previously submitted to them by IMI, but without the prior approval, knowledge or consent of the Company, IMI was paid Lit. 11,401 million, in respect of fees and expenses claimed by IMI to be due it under its engagement letter with TRG and OAM. Since early July 2000, the Company and TRG have disputed IMI's interpretation of the calculation of the fee due it under its engagement letter, following initial indication by IMI of its basis of calculation.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


12.  LITIGATION - CONTINUED


On February 11, 2002 the Company brought a suit against IMI before the Civil Section of the Court of Milano, seeking reimbursement of Lit. 8,766 million (approximately US$4,253,000) of the Lit. 11,401 million (US$5,532,000) paid to IMI at the closing. The first hearing in the case, originally scheduled for May 27, 2002, was postponed to July 2, 2002 and as at May 15, 2002 IMI has not yet filed its defenses.

13 - SUBSEQUENT EVENTS

BION TRANSACTION - CHANGE OF CONTROL OF THE COMPANY

In December 2001, the Board of the Company met to evaluate the alternative strategies and investments available to the Company. Investec Ernst & Co., who had been hired in June 2001 to assist in this process, presented to the Board their conclusions on a number of potential investments. After review of the possible investments, the Board resolved to approve the acquisition of 19,000,000 shares of Bion Environmental Technologies, Inc., a publicly held Colorado corporation ("Bion"). Bion is an environmental service company focused on the needs of confined animal feeding operations. Bion is engaged in two main areas of activity: waste stream remediation and organic soil and fertilizer production. Bion's waste remediation service business provides confined animal feeding operations (primarily in the swine and dairy industries) with treatment for the animal waste outputs. In this regard, Bion treats their entire waste stream in a manner which cleans and reduces the waste stream thereby mitigating pollution of the air, water (both ground and surface) and soil, while creating value-added organic soil and fertilizer products. Bion's soil and fertilizer products are being used for a variety of applications including school athletic fields, golf courses and home and garden applications.

On January 15, 2002, the Company closed the transaction with Bion by purchasing 19,000,000 shares of restricted stock of Bion in exchange for approximately US$8.5 million in cash (substantially all of the Company's cash), the US$4.2 million TRG Promissory Note (including accrued interest), and the assignment of 65% of the Company's claims with respect to the escrow accounts and claims against IMI. Unrestricted stock of Bion is quoted on the OTC Bulletin Board under the ticker symbol "BION".

Immediately upon consummation of this transaction, Bion purchased a 57.7% majority interest in the Company from OAM. The total consideration paid by Bion to OAM consisted of (i) US$3,700,000 in cash, (ii) the assignment to OAM of the US$4.2 million TRG Promissory Note (including accrued interest) and
related loan guarantees (See Note 6   Related Party Transactions), (iii) the
assignment of the 65% interest in the Company's claims with respect to the escrow accounts and claims against IMI, (iv) the issuance of 1,000,000 shares of Bion's common stock, and (v) the issuance of a warrant to acquire 1,000,000 shares of Bion's common stock at a price of US$0.90, with an expiration date of January 10, 2007.

CENTERPOINT CORPORATION AND SUBSIDIARIES
(Moto Guzzi Corporation through September 19, 2000)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


13.  SUBSEQUENT EVENTS - CONTINUED


Under the Subscription Agreement and related Registration Rights Agreement, Bion agreed among other things (i) to file with the SEC a Registration Statement with respect to the Bion Shares, as soon as practicable, and within 90 days of the Company's filing with the SEC of its December 31, 2001 Form 10-K, and to use its best efforts to cause such Registration Statement to be declared effective as soon as practicable thereafter, (ii) to use its best efforts to cause the Bion Shares to be distributed to the Company's common stockholders in a tax efficient manner in accordance with applicable law, and
(iii) to use its best efforts to hold an Annual Meeting of Bion Shareholders during 2002 (a meeting was held April 4, 2002), in accordance with its by-laws and applicable law. It is expected that the distribution will occur during the second half of calendar 2002. When that distribution occurs, approximately 11,000,000 of Bion's shares will be distributed back to Bion. Bion has advised the Company that it intends to cancel such shares.

On March 14, 2002, the Company and Bion entered in an agreement effective January 15, 2002 where the Company will pay US$12,000 a month for management services, support staff and office space. In addition, Bion will advance to the Company sums needed to bring its filings with the SEC current, to distribute Bion shares to its shareholders, to locate and acquire new business opportunities and for on-going expenses. Bion shall have no obligation to make any advances in excess of US$500,000. All sums due Bion shall be evidenced by a convertible revolving promissory note. As additional consideration, Bion shall receive a warrant to purchase 1,000,000 shares of the Company's common stock at $3.00 per share until March 14, 2007.

David Mitchell, a director of the Company, is the Chairman, President, Board member and a principal stock and warrant holder of Bion. Additionally, a portion of the proceeds of the Bion Investment was used to pay off US$718,485 of indebtedness of Bion owed to Mr. Mitchell.

On January 24, 2002, David Mitchell was elected as the Company's President and CEO. David Mitchell is a founder, stockholder, option holder, former CEO of the Company and currently is the only director of the Company.

Following the Bion Investment and Bion acquisition of Centerpoint Shares, all of the Company's directors, other than David Mitchell, resigned from their positions on the Company's Board of Directors. Bill Spier, one of the Company's Directors until he resigned on January 24, 2002, sits on Bion's advisory board. On January 21, 2002, Howard Chase, a director of the Company until he resigned on January 15, 2002, joined the Board of Directors of Bion.

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     ______________________________________

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes our estimated expenses in connection with the issuance and distribution of the securities being registered hereby.

     SEC Registration Fee....................   $  2,603
     Transfer Agent Fees.....................      1,000
     Legal Fees and Expenses.................     10,000
     Accounting Fees and Expenses............      5,000
     Miscellaneous...........................      2,397
                                                --------
         Total ..............................   $ 21,000
                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and reasonable expenses (including attorneys' fees) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of the Corporation, if such person acted in good faith and reasonably believed that his conduct in his official capacity with the Corporation was in the best interests of the Corporation (or, with respect to employee benefit plans, was in the best interests of the participants in or beneficiaries of the plan), and in all other cases his conduct was at least not opposed to the Corporation's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe his conduct was unlawful. The Corporation may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of the Corporation if such person is adjudged liable to the Corporation, or in a proceeding in which such person is adjudged liable for receipt of an improper personal benefit. Unless limited by the Corporation's Articles of Incorporation, the Corporation shall be required to indemnify a director or officer of the Corporation who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding. The foregoing indemnification is not exclusive of any other rights to which those indemnified may be entitled under applicable law, the Corporation's Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     The Corporation's Articles of Incorporation and Bylaws generally provide for indemnification of directors, officers, employees and agents to the fullest extent allowed by law.

ITEM 16.  EXHIBITS

Exhibit
Number    Description of Exhibit
-------   ----------------------

5.1       Opinion of Krys Boyle, P.C. regarding legality. (1)

23.1      Consent of BDO Seidman, LLP. (2)

23.2      Consent of Krys Boyle, P.C. - Contained in Exhibit 5.1. (1)

----------------
(1)  Previously filed.

(2)  Filed herewith electronically.



ITEM 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 17, 2003.

                              BION ENVIRONMENTAL TECHNOLOGIES, INC.


                              By: /s/ David J. Mitchell
                                 ----------------------------------
                                 David J. Mitchell, Chief Executive
                                 Officer and Chairman
                                 (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

     Signatures                       Title                     Date


/s/ David J. Mitchell
-------------------------     Chief Executive Officer      January 17, 2003
David J. Mitchell             and Chairman

/s/ David Fuller
-------------------------     Principal Accounting         January 17, 2003
David Fuller                  Officer

/s/ Lawrence R. Danziger
-------------------------     Chief Financial Officer      January 17, 2003
Lawrence R. Danziger          (Principal Financial
                              Officer)

/s/ Jere Northrop
-------------------------     Director                     January 17, 2003
Jere Northrop

/s/ Salvatore J. Zizza
-------------------------     Director                     January 17, 2003
Salvatore J. Zizza

/s/ Andrew G. Gould
-------------------------     Director                     January 17, 2003
Andrew G. Gould

/s/ Howard E. Chase
-------------------------     Director                     January 17, 2003
Howard E. Chase